SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 4/A
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STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[x] CHECK THIS BOX IF NO LONGER SUBJECT TO SECTION 16.  FORM 4 OR
     5 OBLIGATIONS MAY CONTINUE.

1.  NAME AND ADDRESS OF REPORTING PERSON
---------------------------------------
Bruhn, James B.
400 Three Springs Drive
Weirton, WV 26062

2.  ISSUER NAME AND TICKER OR TRADING SYMBOL
--------------------------------------------
Weirton Steel Corporation
WS

3.  IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON
-----------------------------------------------------
###-##-####

4.  STATEMENT FOR MONTH/YEAR
----------------------------

5/98
5.  IF AMENDMENT, DATE OF ORIGINAL (MONTH/YEAR)
-----------------------------------------------
6/98
6.  RELATIONSHIP OF REPORTING PERSON TO ISSUER
    (CHECK ALL APPLICABLE)
-----------------------------------------------
[ ]  DIRECTOR            [ ]  10% OWNER
[x]  OFFICER (give title)[ ]  OTHER (Specify below)

Former Executive Vice President - Commercial(until 5/5/98)
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----------------------------------


TABLE I.  NON-DERIVATIVE SEURITIES ACQUIRED, DISPOSED OF, OR
          BENEFICIALLY OWNED

1.  TITLE OF SECURITY

2.  TRANSACTION DATE

3.  TRANSACTION CODE

4.  SECURITIES ACQUIRED (A) OR DISPOSED OF (D)
    AMOUNT          (A) OR (D)           PRICE
    --------         ---------         --------

5.  AMOUNT OF SECURITIES BENEFICIALLY OWNED AT END OF MONTH

6.  OWNERSHIP FORM: DIRECT(D) OR INDIRECT(I)

7.  NATURE OF INDIRECT BENEFICIAL OWNERSHIP

                -----------------------------------------------

TABLE II.  DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
           BENEFICIALLY OWNED (e.g. puts, calls, warrants, options, convertible securities)

1.  TITLE OF DERIVATIVE SECURITY
     Stock units (each unit was the equivalent of a SAR, entitling the holder to the value of a share of common Stock at the date of exercise, minus the fair market value of a share of Common Stock at the date of grant).

2.  CONVERSION OR EXERCISE PRICE OF DERIVATIVE SECURITY

3.  TRANSACTION DATE (MONTH/DAY/YEAR)
     March 19, 1998

4.  TRANSACTION CODE
     D

5.  NUMBER OF DERIVATIVE SECURITIES ACQUIRED(A) OR DISPOSED OF(D)
               (A)                         (D)
         --------------                 -------------
                                        350,000

6.  DATE EXERCISABLE AND EXPIRATION DATE (MONTH/DAY/YEAR)
          DATE EXERCISABLE           EXPIRATION DATE
          ----------------           ---------------
Date of exercisability depended on      6/23/2002
vesting dates of Stock Units.  Units
were to vest, if at all, in the
separate percentages indicated after the
Common Stock traded for at least 30
consecutive days at or above the indicated prices: 10% @$4.25; 20% @$6.50; 30% @$7.25;
and 40% @$10.00.

7.  TITLE AND AMOUNT OF UNDERLYING SECURITIES
           TITLE                    AMOUNT
          -------                  --------
     Weirton Steel Common Stock    350,000 (the amount shown was
                                   the total number of shares of
                                   Common Stock underlying the
                                   Units; the number of shares,
                                   if any, which would have been
                                   issued on exercise of the units
                                   could not be determined until
                                   that time.


8.  PRICE OF DERIVATIVE SECURITY
     Price of the underlying security at the date of grant was $3.00 per share of Common Stock; there was no purchase price for the Unit.

9.  NUMBER OF DERIVATIVE SECURITIES BENEFICIALLY OWNED AT END OF
    MONTH
     35,000 options

10.  OWNERSHIP FORM OF DERIVATIVE SECURITY: DIRECT(D) OR
     INDIRECT(I)
     D

11.  NATURE OF INDIRECT BENEFICIAL OWNERSHIP